Mail Stop 3720

July 11, 2007

Mr. Bryon R. Siliezar
Chief Financial Officer
NII Holdings, Inc.
10700 Parkridge Blvd., Suite 600
Reston, VA 20191

   RE: NII Holdings, Inc.
     Form 10-K for the Year ended December 31, 2006
     Filed February 27, 2007
     File No. 000-32421

Dear Mr. Siliezar:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Year Ended December 31, 2006</u>

<u>Financial Statements and Notes</u>

<u>12. Income Taxes, pages F-42 – F-47</u>

1. We note in the first paragraph on page F-44 that you identified accounting errors related to the income tax accounts for 2003 and 2004, and that you corrected them in 2006. We also note in MD&A (page 54) that the impact of correcting these errors and other prior years' errors in the areas of amortization of leasehold improvements, delays in transfer of construction in progress to depreciable assets and amortization of software costs etc. was immaterial to your 2006 and prior period financial statements. So that we may better understand your disclosures and accounting, please address the following comments.

    a. Explain to us, in quantified detail, the nature of each of the identified accounting errors.

    b. Identify for us the years affected and separately quantify the impact of each error on each affect financial statement line item and subtotal.

    c. Explain to us how you assess materiality and why you believe it is appropriate for you to correct the accounting errors in 2006 instead of restating prior year financial statements. Please provide us your comprehensive SAB 99 analysis in support of your accounting.

2. Refer to the second paragraph. We note your disclosures that "[w]e have not recorded a deferred tax liability on Nextel Brazil's unrealized foreign currency gain …, as it is our intention to not subject that unrealized gain to Brazilian tax". In this regard, explain to us and clarify your disclosures, in plain English, how your intention would allow you not to record the liability.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director